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                                                                      EXHIBIT 19


                                                                  ARV LETTERHEAD

January 16, 1998

TO OUR SHAREHOLDERS:

      I am writing to bring to your attention important new information that we have received from Emeritus. IN MY VIEW, THIS INFORMATION MAKES ABSOLUTELY CLEAR THAT EMERITUS'S TENDER OFFER IS A PLOY TO GET YOU TO VOTE FOR ITS NOMINEES TO THE ARV BOARD. I also need to relay to you some additional data to let you know just how much danger Emeritus's proxy contest poses to your investment in ARV. When you read this information, I hope you will conclude, as has ARV's former Chairman and largest individual shareholder, Gary Davidson, not to vote for Emeritus's slate of directors.

                    INFORMATION EMERITUS HAS PROVIDED TO US
                DEMONSTRATES ITS INTENT TO USE THE PROXY CONTEST
                    AND TENDER OFFER TO FORCE NEGOTIATIONS,
                           NOT TO PAY YOU $17.50 CASH

      In my last letter to you, I passed on our Board's concern that the $17.50 Emeritus tender offer is not a real offer, but merely a tactic designed to help Emeritus gain control of your Company and negotiate a lower price. Emeritus's Chief Executive Officer, Mr. Baty, testified recently in the ongoing litigation. When asked about the tender offer, Mr. Baty testified that the tender offer is part of Emeritus's "three pronged approach." The three prongs are litigation against ARV, a proxy solicitation to elect Emeritus's nominees and, of course, the tender offer. WE ASKED HIM WHY EMERITUS HAD LAUNCHED THE TENDER OFFER, AND HE ADMITTED THAT HIS ADVISORS HAD WARNED HIM THAT UNLESS HE LAUNCHED A TENDER OFFER HE WOULD NOT HAVE A REASONABLE CHANCE OF WINNING THE PROXY CONTEST. He even admitted that Emeritus had concluded that it could make a conditional tender offer and still improve its chances of winning the proxy contest.

      The documents that Emeritus produced to us in legal proceedings are even more explicit in discussing the use of a conditional tender offer to give Emeritus leverage over ARV and as a ploy to gain victory in the proxy contest. In handwritten notes from Emeritus's October 12 Board meeting, Emeritus's president states that the tender offer is being considered to "make the proxy contest real" and then he goes on to note some of the key conditions Emeritus would place on that offer. Then, revealing Emeritus's true objective, he states that this approach will get Emeritus "to the bargaining table in good form." Another document prepared by Emeritus's financial advisor frankly states that "the tender offer is contemplated as being a leverage point to force [ARV's] management back to the negotiating table to discuss [an ARV/Emeritus] merger on friendly terms." REMEMBER, IF YOU VOTE FOR EMERITUS'S SLATE, EMERITUS WILL WIND UP NEGOTIATING A "FRIENDLY MERGER" WITH ITS OWN NOMINEES. DO YOU REALLY THINK, WITH ALL OF THE CONDITIONS TO ITS OFFER, EMERITUS WILL PAY YOU $17.50 PER SHARE WHEN IT CAN NEGOTIATE A BETTER DEAL WITH ITS OWN HAND PICKED DIRECTORS?

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      We have also obtained the financial analyses prepared by Emeritus's advisors to evaluate an ARV/Emeritus combination. In none of them does Emeritus include a charge for either the loss of facilities or the rent increases that a change of control could trigger under nearly all our leases. And, of course, Emeritus has told you nothing about how it plans to deal with these increased rents. To me it seems obvious -- EMERITUS WILL REDUCE THE PRICE AND/OR CHANGE THE FORM OF CONSIDERATION IT OFFERS FOR YOUR SHARES SO THAT YOU WIND UP PAYING FOR THE DECLINE IN ARV'S VALUE CAUSED BY THESE INCREASED RENTS.

      With all of this evidence, do you still have any doubt that the $17.50 "offer" of so-called "immediate cash" is part of a scheme to mislead you into voting for Emeritus's nominees? I do not think there is much doubt, but if you do, please do not forget all of the conditions to Emeritus's offer.

      Despite all of the attention that has been focused on the conditional nature of the offer, Emeritus steadfastly refuses to waive any of its conditions. EMERITUS STILL HASN'T EVEN EXECUTED COMMITMENT LETTERS WITH ITS POTENTIAL LENDERS. It admits that it has made no effort to contact ARV's landlords to try to negotiate for their consent to Emeritus's proposed change of control. And, Emeritus continues to insist on a condition that requires the rescission of the issuance to Lazard Freres of 4.3 million shares in exchange for the cancellation of ARV's $60 million debt to Lazard Freres. That condition, as we have pointed out, will take at least two years to satisfy. Mr. Baty conceded that this is just a price issue and that there is no legal issue that compels Emeritus to keep this condition. Yet, Mr. Baty will not even waive this condition -- so Emeritus's "offer" is really about $16.65 a share, not $17.50.

      DON'T LET EMERITUS USE THE ILLUSION OF ITS $17.50 CASH OFFER TO INFLUENCE YOUR VOTE. REMEMBER, AS MR. BATY ADMITTED IN HIS DEPOSITION TESTIMONY, EMERITUS MADE ITS TENDER OFFER IN ORDER TO GIVE IT A REASONABLE CHANCE OF WINNING THIS PROXY CONTEST. PROTECT YOUR INVESTMENT. DON'T VOTE FOR EMERITUS'S NOMINEES.

                                THE WHOLE TRUTH:
                    WHAT GARY DAVIDSON REALLY SAYS ABOUT THE
                            ILLUSORY EMERITUS OFFER

      Emeritus has gone to great lengths to mislead you. In its January 14 letter to you, Emeritus implies that Gary Davidson, the former CEO of ARV, supports its offer. As Emeritus knew, on January 13, 1998, Gary Davidson filed an amendment to his Schedule 13D in which he stated:

      "[I] believe that $17.50 per share, in cash, is an attractive price under current conditions. The Emeritus proposal, which is subject to numerous conditions, including financing, is not attractive to [me] because of such conditions and contingencies which [I] believe are unlikely to be met. [I] do not intend to vote for the Emeritus nominees at ARV's Annual Meeting or to vote in favor of the merger proposed by Emeritus, based upon the present terms of the Emeritus proposal."

      Mr. Davidson understands how significant the many conditions reserved by Emeritus are. He understands how dangerous a vote in favor of the Emeritus slate can be. Don't be misled by the Emeritus half-truths. PROTECT YOUR INVESTMENT BY RE-ELECTING YOUR BOARD.

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                     LEASES ON 18 IMPORTANT ARV FACILITIES
                         WILL BE SUBJECT TO TERMINATION
                              IF EMERITUS WINS ITS
                               PROXY SOLICITATION

      Since my last letter to you, ARV management has completed a more detailed financial analysis of what we believe the change of control provisions in ARV's leases could cost you in the event Emeritus elects its nominees and then uses its many conditions to walk away. The results are sobering, and show how reckless Emeritus's proxy contest really is. Your Board unanimously and strongly urges that no ARV shareholder take this risk.

     - The election of the Emeritus slate immediately triggers events of default on at least 18 important leases.

     - Leases for these 18 facilities will be subject to immediate termination. These leases are not like mortgages that ARV would be able to refinance. ARV is operating established businesses at these sites and cannot simply substitute a different landlord.

     - If the landlords exercise their right to terminate, the harm to your ARV investment is substantial. These 18 facilities are among ARV's most mature and profitable facilities. They accounted for $45 million (42%) of ARV's gross revenue for the 12 months ended December 31, 1997. Even more alarming, these facilities accounted for $18 million, or 86% of ARV's EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) for the same period.

     - Many of these facilities have rental terms that are significantly below current market. If the landlords whose leases were breached by election of the Emeritus slate simply renegotiate to current market rates, ARV estimates that its annual rental costs could rise as much as $4 million annually. The total loss over the term of all these leases would exceed $25 million.

      Thus, the financial impact on your ARV investment if you elect the Emeritus slate, but Emeritus walks away without closing its tender offer, could be staggering.

                   WILL EMERITUS HAVE THE RIGHT TO WALK AWAY?
                             LET ME COUNT THE WAYS

      In its tender offer, Emeritus has left itself at least 16 "outs" or conditions which, if not satisfied in Emeritus's sole discretion, entitle Emeritus to walk away. At least three of those conditions or "outs" are almost certain not to be satisfied.

     - One "out" is the successful resolution of Emeritus's lawsuit seeking to rescind the redemption of the Prometheus convertible note and to require the return of the common stock issued to Prometheus. Last week, Emeritus amended its complaint to name Prometheus as a defendant in that lawsuit. Prometheus, which invested $60 million in ARV to purchase its convertible notes and which had nothing to do with the decision to redeem, has informed me that it will appeal any decision which requires it to return its common stock. If Prometheus files an appeal, our lawyers advise us it will be entitled to a stay of the Order simply by posting a bond. Appeals from the Superior Court of California in Orange County are currently taking about three years from the filing of a notice of appeal to decision. Thus, this condition will remain an "out" for Emeritus for a lengthy time (even in the unlikely event it wins the Court case).

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     - Emeritus's offer has a lease consent condition. That means that if it cannot get ARV's landlords to consent to leases (with a company far weaker financially than ARV) on terms satisfactory to Emeritus, it can simply walk away. In his deposition, Mr. Baty made it clear that Emeritus would not proceed with a transaction if the rent increases demanded by ARV's landlords are too high. Moreover, Mr. Baty testified that Emeritus has not even begun to speak to ARV's landlords.

     - Emeritus, and its commercial bank lender, each have material adverse change conditions. The cost of renegotiating leases or the loss of a significant amount of ARV facilities because of lease terminations would be sufficiently serious for Emeritus or its lender to declare a material adverse change. If Emeritus or its commercial bank lender (an entity over which Emeritus has no control) made that determination, Emeritus could walk away, leaving no one at the Board level to protect your investment.

     - REMEMBER, THERE ARE AT LEAST 13 MORE "OUTS" IN THE EMERITUS OFFER.

      In short, there is mounting evidence that all Emeritus is seeking is an option to "kick the tires," see if it can deal with ARV's landlords, see if it likes its final financing package, and then, if it chooses, commence a "negotiation" with its own hand-picked nominees for ARV's Board. Emeritus is paying you nothing for that option. Instead, its reckless conduct could, and I think will, exact a heavy price. Protect your investment by voting for your Board.

                                   IMPORTANT

DO NOT VOTE ANY BLUE PROXY CARDS YOU MAY RECEIVE FROM EMERITUS CORPORATION -- NOT EVEN TO WITHHOLD ON THE EMERITUS NOMINEES. DOING SO MAY HAVE THE EFFECT OF CANCELING YOUR VOTE FOR ARV'S NOMINEES. ALSO, DO NOT VOTE ANY GOLD PROXY CARDS.

TO BE CERTAIN YOUR VOTE WILL COUNT FOR ARV'S NOMINEES, PLEASE MARK, SIGN, DATE AND PROMPTLY MAIL ARV'S WHITE PROXY CARD THAT YOU RECEIVED PREVIOUSLY OR IN THE ENCLOSED ENVELOPE.

                                          On Behalf of your Board of Directors,

                                          Sincerely,

                                          /s/ HOWARD G. PHANSTIEL
                                          Howard Phanstiel

     IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ADDITIONAL INFORMATION OR ASSISTANCE, PLEASE CALL OUR PROXY SOLICITOR, MACKENZIE PARTNERS, AT 1-800-322-2885.

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